November 8, 2024

Securities and Exchange Commission
Division of Corporation Finance
100 First Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: Hodan Siad and Rolaine Bancroft

Re:	Toyota Auto Finance Receivables, LLC Registration Statement on Form SF-3 Filed August 22, 2024 File No. 333-281727

Dear Ms. Siad and Ms. Bancroft:

On August 22, 2024, our client, Toyota Auto Finance Receivables LLC (the “Company”), filed with the Securities and Exchange Commission (the “Commission”) a Registration Statement on Form SF-3, including a form of prospectus for use in offering one or more series of asset-backed notes (the “Initial Prospectus”) and certain exhibits (the “Initial Exhibits” and, together with the Initial Prospectus, the “Initial Documents”).  On September 18, 2024, we received a letter containing your comments (the “Comments”) to the Initial Documents.  As of the date hereof and in response to the Comments, the Company is filing with the Commission its Pre-Effective Amendment No. 1 to the Registration Statement (the “Pre-Effective Amendment”), including an amended form of prospectus (the “Amended Prospectus”).  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to each of the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented, within the headings set forth in the Comments, and the text of each Comment is presented in bold italics before the associated Response.  References to page numbers of the prospectus are to the Amended Prospectus unless otherwise indicated.

Registration Statement on Form SF-3

General

1.
Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response:  We hereby confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Securities and Exchange Commission
Division of Corporation Finance
November 8, 2024

Prospectus

Revolving Period, page 16

2.
Comment: We could not locate disclosure in the summary indicating that you will state the maximum amount of additional assets that may be acquired during the revolving period. We also could not locate disclosure in the summary of the percentage of the asset pool and any class or series of the asset-backed securities represented by the revolving period. Refer to Items 1103(5)(iii) and (iv). Please revise or advise.

Response:  We have revised the Amended Prospectus to delete all references to the revolving period therein.

Credit Enhancement, page 24

3.
Comment: We note your disclosure on page 24 regarding credit enhancements and the various types of credit enhancements. However, you do not include the interest rate[swap][cap] as a credit enhancement as you have done on page 1 and page 141. Please revise where appropriate to include all forms of credit enhancement contemplated pursuant to Item 1114 of Regulation AB. Alternatively, if the interest rate swaps and/or caps may primarily be used for purposes other than to provide credit enhancement, please revise your disclosure where appropriate to indicate that financial information with respect to such derivative counterparties will be included pursuant to Item 1115(b) of Regulation AB.

Response:  Because any such interest rate [swap][cap] agreement will not be entered into primarily for the purpose of providing credit enhancement related to the pool assets or the asset-backed securities, the Amended Prospectus has been revised in order to remove existing references to any such agreement as a form of credit enhancement.  We also direct your attention to page 154 of the Initial Prospectus and page 153 of the Amended Prospectus, which includes bracketed disclosure indicating that financial information with respect to a derivative counterparty will be included, when applicable, pursuant to Item 1115(b) of Regulation AB.

Duties of the Owner Trustee and the Indenture Trustee, page 70

4.
Comment: We note your use of the terms Noteholder, Note Owner and Verified Note Owner. For example, we note your disclosure on page 71 that “[n]o Noteholder will have any right under the Indenture to institute any proceeding with respect to the Indenture, except pursuant to the dispute resolution procedures described below under “Repurchases of Receivables—Dispute Resolution,”….” On page 95, under Dispute Resolution, both Noteholders and Verified Note Owners are addressed as having the right to arbitration, mediation, and the right to institute legal proceedings. It is not clear whether Verified Note Owners would also have the right to dispute resolution procedures described under Repurchases of Receivables—Dispute Resolution. We also note your use

Securities and Exchange Commission
Division of Corporation Finance
November 8, 2024

of Note Owner throughout the prospectus. That term is defined on page 168 as "any Noteholder or beneficial owner of the [Class A] Notes." Please revise throughout the prospectus for consistency.

Response:  We direct your attention to page 70 of the Amended Prospectus, where we have revised the disclosure to additionally state that verified beneficial owners of the notes have the right to institute proceedings pursuant to the dispute resolution procedures as described under “Repurchases of Receivables—Dispute Resolution.” We have also revised certain of the disclosures and defined terms used in the Amended Prospectus in order to clarify certain distinctions between registered holders and beneficial owners of the notes and their related rights pursuant to the terms of the applicable transaction agreements.

Revolving Period, page 85

5.
Comment: We note your bracketed disclosure here and under "[Prefunding Period]" indicating that you will include disclosure about additional assets that may be acquired during the revolving period and prefunding periods. Please revise your prospectus where appropriate to clarify that you will provide all applicable disclosure about the revolving period as required by Item 1111(g) of Regulation AB. Also, we are unable to locate relevant positions in the forms of transaction documents filed as exhibits to the registration statement relating to the revolving and prefunding periods. Please revise the appropriate form of exhibits as necessary to reflect the inclusion of these structural features, including the provisions relating to the contractual rights or obligations of the applicable transaction parties or delete discussion of these structural features from your form of prospectus.

Response:  We have revised the Amended Prospectus to delete all references to revolving periods and prefunding periods therein.

Calculation of Available Collections, page 135

6.
Comment: Throughout your form of prospectus, you discuss delinquent receivables and contractually delinquent receivables (see pages 90, 92-93, 135 and Annex B-3). Please clarify if any receivables at the time of transfer to the issuing entity will be delinquent. Please confirm that delinquent assets will be limited to less than 20% of the asset pool. See General Instruction I.B.1(e) of Form SF-3.

Response:  We hereby confirm, on behalf of the Company, that delinquent assets will be limited to less than 20% of the asset pool, consistent with General Instruction I.B.1(e) of Form SF-3.  In addition, we have revised certain delinquency-related disclosures in the form of prospectus, in order to more consistently refer to “delinquent” receivables.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission
Division of Corporation Finance
November 8, 2024

Should you have any further questions or comments please contact me at 212‑309‑6200.

Regards,

/s/ Reed D. Auerbach

Reed D. Auerbach

cc:	Scott Cooke Cameron Land, Esq.